Mail Stop 4561

August 25, 2009

Richard A. Covel
Vice President and General Counsel
Dynamics Research Corporation
60 Frontage Road
Andover, MA 01810-5498

> **Re: Dynamics Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-34135**

Dear Mr. Covel:

We have reviewed your response letter dated August 10, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Compensation Discussion and Analysis

Annual Cash Incentive Award (Executive Incentive Plan), page 10

1.   We note that in response to prior comment no. 2, you have provided the specific corporate performance targets considered in determining annual cash incentive awards for your named executive officers for 2008, as well as the percentage achievement against these targets. Your response states that the company exceeded the "Net Income" performance goal of $7.5 million by 7.8%. However,

the consolidated statements of operations in your Form 10-K show a net loss of $1.255 million for fiscal 2008. Please advise regarding the apparent inconsistency between the net income measure used to determine executive compensation and the net loss reflected in the company's financial statements. If you rely on a non-GAAP financial measure in determining executive compensation, please identify the relevant financial measure as non-GAAP and explain briefly how such measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. Provide conforming disclosure in future filings, if applicable, clearly stating that, although the annual cash bonus is determined with reference to a non-GAAP standard that reflects net income, you are in fact providing cash bonuses to your named executive officers in years when shareholders have experienced a net loss in accordance with GAAP. Please also tell us in your response letter, and disclose in future filings as applicable, what factors led the Compensation Committee to structure annual cash bonuses in this manner.

2.   In response to prior comment no. 2, you provide the actual achievement of certain of your named executive officers against the "financial management objectives" used to determine their annual cash incentive bonuses for 2008. However, you still have not identified the specific financial management objectives that are considered in determining bonuses for each of these individuals, nor have you explained why you believe such disclosure is not required. If you believe that the specific financial management objectives do not constitute material information necessary to an understanding of your compensation policies and decisions, please provide support for this belief in your response letter, addressing in particular the disclosure in your proxy statement indicating that the cash bonus awards for these named executive officers is based 25% on achievement of such objectives. We again refer you to Item 402(b)(v)-(vii) and Instruction 4 to Item 402(b) of Regulation S-K and our prior comments on this issue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray at (202) 551-3483 or David Orlic at (202) 551-3503 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief